ARTICLES OF INCORPORATION 20444,44 ENDORS FILED APR 29 1999 In the office of the Secretary of State of the State of California BILL JONES, Secretary of State I The name of this corporation is TRAID REALTY CORPORATION.

II


The purpose of the corporation is to engage in ant lawful act or activity for which a corporation may be organized under the GENERAL
 CORPORATION LAW of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation's initial agent for service of process is:

Linda M. Bryson
16935 W. Bernardo Dr., #232
San Diego, California 92127

IV

This corporation is authorized to issue only one class of shares and stock; and the total number of shares which this corporation is authorized to issue is 5,000,000.

Linda M. Bryson, Incorporator

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